SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1998


                      _____________________


         PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN

                   Commission File No. 1-5591

                     ______________________

                       PENNZENERGY COMPANY

                 Pennzoil Place, P. O. Box 4616
                   Houston, Texas  77210-4616
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
PennzEnergy Company Savings and
Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the PennzEnergy Company Savings and Investment Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1998, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1999


                                         PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1998

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.                             Merrill            Davis
                                                  Lynch             Morgan           Fidelity           Lynch              New
                                                Retirement      Institutional        Advisor            Equity             York
                                               Preservation          Bond            Balanced           Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    PennzEnergy Company common stock           $       -         $       -         $       -         $       -         $       -
    Pennzoil-Quaker State Company                      -                 -                 -                 -                 -
      common stock
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        24,754,684               -                 -                 -                 -
    Merrill Lynch Equity Index Trust                   -                 -                 -          49,058,800               -
    Mutual funds                                       -           2,252,634         7,247,859               -          26,811,130
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                     -                 -                 -                 -                 -

  Receivables-
    Employee contributions                         151,120            20,059            78,059           239,122           256,482
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $24,905,804       $ 2,272,693       $ 7,325,918       $49,297,922       $27,067,612
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    PennzEnergy Company common stock           $       -         $ 8,551,293       $20,522,682        $29,073,975
    Pennzoil-Quaker State Company                      -           7,732,437        18,557,477         26,289,914
      common stock
    Battle Mountain Gold Company
      common stock                                     -              25,315            31,292             56,607
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           24,754,684
    Merrill Lynch Equity Index Trust                   -                 -                 -           49,058,800
    Mutual funds                                       -                 -                 -           36,311,623
    Participant loans                            8,129,131               -                 -            8,129,131
    Cash and temporary investments                     -                 -             788,345            788,345

  Receivables-
    Employee contributions                             -             144,124               -              888,966
    Employer contributions                             -                 -             688,427            688,427
    Investment income                                  -                 -              46,803             46,803
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 8,129,131       $16,453,169       $40,635,026       $176,087,275
                                               ============      ============      ============      =============

 See notes to financial statements.


                                         PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1997

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.                             Merrill            Davis
                                                  Lynch             Morgan           Fidelity           Lynch              New
                                                Retirement      Institutional        Advisor            Equity             York
                                               Preservation          Bond            Balanced           Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        24,482,865               -                 -                 -                 -
    Mutual funds                                       -           1,867,176         6,274,008        38,980,040        24,685,633
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                     -                 -                 -                 -                 -

  Receivables-
    Employee contributions                         195,651            24,383            85,124           258,516           267,615
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $24,678,516       $ 1,891,559       $ 6,359,132       $39,238,556       $24,953,248
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $18,916,706       $74,694,182       $ 93,610,888
    Battle Mountain Gold Company
      common stock                                     -              39,295            48,574             87,869
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           24,482,865
    Mutual funds                                       -                 -                 -           71,806,857
    Participant loans                            8,426,467               -                 -            8,426,467
    Cash and temporary investments                     -                 -               4,017              4,017

  Receivables-
    Employee contributions                             -             156,529               -              987,818
    Employer contributions                             -                 -             778,806            778,806
    Investment income                                  -                 -              34,566             34,566
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 8,426,467       $19,112,530       $75,560,145       $200,220,153
                                               ============      ============      ============      =============

 See notes to financial statements.


                                PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1998


                                                                      Participant Directed Funds
                                        -----------------------------------------------------------------------------------------
                                          Merrill             J.P.                                 Merrill            Davis
                                           Lynch              Morgan            Fidelity            Lynch              New
                                        Retirement        Institutional         Advisor            Equity              York
                                       Preservation            Bond             Balanced            Index             Venture
                                           Trust               Fund               Fund              Trust              Fund
                                       --------------     -------------      -------------      -------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $  24,678,516      $  1,891,559       $  6,359,132       $ 39,238,556       $ 24,953,248

CONTRIBUTIONS:
  Employee                                 2,021,827           269,950          1,060,286          3,250,275          3,495,908
  Employer                                   120,694             8,157             38,637            159,388            136,616
  Rollovers from qualified plans              49,383            13,357             94,596            603,461            305,828
    (Note 2)

INVESTMENT INCOME:
  Dividends                                     -              149,527            799,488               -               627,433
  Interest                                 1,519,388              -                  -                  -                  -
  Loan Repayment Interest                    138,760             8,549             37,234            208,515            142,308
  Other                                         -                 -                  -                  -                 1,357
NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                  -              (11,200)           162,970         10,933,542          2,798,634

NET TRANSFERS (Note 2)
  Among Funds                             (1,533,656)          (29,653)          (709,740)        (2,378,109)        (4,120,426)
  From Hourly Plan                           421,665             3,738             45,052            106,810             67,809

ADMINISTRATIVE EXPENSES (Note 2)              (2,812)             (136)              (960)            (3,680)            (2,111)

DISTRIBUTIONS AND WITHDRAWALS             (1,800,118)          (39,085)          (534,175)        (2,382,124)        (1,405,579)
  (Note 2)

PARTICIPANT LOANS (Note 2)
  New Loans Issued                          (748,915)          (38,446)          (206,208)        (1,267,302)          (548,704)
  Principal Received                         676,571            49,922            201,018            984,918            643,733

OTHER                                       (635,499)           (3,546)           (21,412)          (156,328)           (28,442)
                                       --------------     -------------      -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $  24,905,804      $  2,272,693       $  7,325,918       $ 49,297,922       $ 27,067,612
                                       ==============     =============      =============      =============      =============

                                                                                   Non-
                                                                               Participant
                                          Participant Directed Funds             Directed
                                       ---------------------------------     --------------


                                                             Company             Company
                                            Loan              Stock               Stock
                                            Fund              Fund                 Fund             Total
                                       --------------     -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $   8,426,467      $ 19,112,530       $ 75,560,145       $200,220,153

CONTRIBUTIONS:
  Employee                                      -            1,958,295               -            12,056,541
  Employer                                      -                 -             8,917,623          9,381,115
  Rollovers from qualified plans                -               68,740               -             1,135,365
    (Note 2)

INVESTMENT INCOME:
  Dividends                                     -              370,502          1,173,332          3,120,282
  Interest                                      -                 -                  -             1,519,388
  Loan Repayment Interest                       -              174,466               -               709,832
  Other                                         -               12,237               -                13,594

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                  -          (12,845,560)       (41,999,576)       (40,961,190)

NET TRANSFERS (Note 2)
  Among Funds                                   -            8,838,394            (66,810)              -
  From Hourly Plan                            (7,426)           75,298            170,004            882,950

ADMINISTRATIVE EXPENSES (Note 2)                -               (2,711)            (1,870)           (14,280)

DISTRIBUTIONS AND WITHDRAWALS               (477,537)       (1,134,026)        (3,693,717)       (11,466,361)
  (Note 2)

PARTICIPANT LOANS (Note 2)
  New Loans Issued                         3,623,335          (813,760)              -                  -
  Principal Received                      (3,443,631)          887,469               -                  -

OTHER                                          7,923          (248,705)           575,895           (510,114)
                                       --------------     -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $   8,129,131      $ 16,453,169       $ 40,635,026       $176,087,275
                                       ==============     =============      =============      =============


 See notes to financial statements

          PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS


1.    SPIN-OFF  OF  PENNZOIL-QUAKER  STATE  COMPANY  FROM  PENNZOIL
COMPANY:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil. As a result of the distribution, Pennzoil, renamed PennzEnergy Company (PennzEnergy or the Company), and Pennzoil-Quaker State are no longer affiliated entities.

As part of the spin-off transaction, the Pennzoil Company Savings and Investment Plan (the Plan) was renamed the PennzEnergy Company Savings and Investment Plan, effective December 31, 1998, and covers the employees of PennzEnergy Company and participating subsidiaries and affiliated companies, effective January 1, 1999. On January 25, 1999, net assets available for benefits of $119.2 million related to Pennzoil-Quaker State employees were transferred to the Pennzoil-Quaker State Company Savings and Investment Plan.

In connection with the spin-off, Pennzoil distributed one share of Pennzoil-Quaker State common stock for every share of Pennzoil common stock. As a result, the Company Stock Fund holds both PennzEnergy and Pennzoil-Quaker State common stock. Effective with the distribution, the Plan only purchases PennzEnergy common stock.


During 1998, the Plan provided benefits for Pennzoil-Quaker State and PennzEnergy employees (collectively Pennzoil).


2.   DESCRIPTION OF THE PLAN:

General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan was established effective December 20, 1986 (effective date) by Pennzoil Company. The purpose of the Plan is to encourage employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death.

Salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. When changing wage status, a participant's account balance was transferred between the Plan and the Pennzoil Company Savings and Investment Plan for Hourly Employees (renamed Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees, effective December 31, 1998). Such transfers were reflected at current value as of the date of transfer in the accompanying financial statements.


Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a
Section 401(k) option, on a "before-tax" basis. The Company matches an employee's contribution dollar- for- dollar up to 6 percent of their base pay.

Upon written request filed with the administrative committee, a participant in the Plan or an employee of Pennzoil or PennzEnergy (subsequent to December 30, 1998) who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements, may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount must be deposited in an investment fund and shall at all times be fully vested and nonforfeitable and share in the income of the investment fund. However, such Rollover Amount may not share in employer matching contributions.

Investment Choices

Prior to December 30, 1998, employer contributions were invested primarily in Pennzoil Company common stock and are invested primarily in PennzEnergy common stock subsequent to December 30, 1998. At the Company's option, employer contributions may be made either in cash or in common stock. Employee contributions are invested in either common stock or in the other investment funds as designated by the participant. The statements of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1998, Pennzoil contributed 178,250 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statements of net assets available for benefits under the caption "Cash and temporary investments."

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Subject to the above, Pennzoil-Quaker State common stock held in the employer's contribution account may not be transferred to be invested in other investment options. Employee contributions are invested, as designated by participating employees, in the following investment funds:

      Fund Name              Type of
                      Investment(s)

I.   Merrill Lynch    Invests primarily in
  Retirement          guaranteed investment
  Preservation Trust  contracts (generally with
                      insurance companies or
                      banks which agree to return
                      principal and a stated rate
                      of return over a specified
                      period of time) and U.S.
                      Government and U.S.
                      Government Agency
                      securities.
II.J. P. Morgan       Normally, at least 65% of
  Institutional Bond  the fund's assets will be
  Fund                represented by investment
                      in securities rated "A" or
                      better by a major ratings
                      agency.  The fund's
                      duration (a measure of
                      average maturity) ranges
                      between 3-1/2 and 5-1/2
                      years.
III.   Fidelity       Invests in a diversified
  Advisor Balanced    portfolio of equity and
  Fund                fixed-income securities
                      with income, growth of
                      income and capital
                      appreciation potential.
IV.  Merrill Lynch    Consists of common stocks
  Equity Index Trust  that, to the extent
                      possible, duplicate the
                      composition of Standard &
                      Poor's Index of 500 stocks.
V.  Davis New York    Invests primarily in common
  Venture Fund        stock and securities
                      convertible into common
                      stock.  The fund ordinarily
                      invests in securities which
                      the Fund management
                      believes have above-average
                      appreciation potential.
VI.  Company Stock    Common Stock of  Pennzoil
   Fund               prior to December 30, 1998
                      and PennzEnergy subsequent
                      to December 30, 1998.

Loans

A participant may apply to the administrative committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term from six months to five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's vested account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death, or termination of employment, participants have 60 days after the next-payment due date to pay the loan in full.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows:
first,   to   reinstate  any  employer  contribution   amounts   of
participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pretax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant is fully vested and only after withdrawing all amounts from any prior plan accounts and any Rollover Amounts, and not being in a suspended status.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Pending Distributions at Year-End

Benefits pending payment to participants that have provided notice of withdrawal totaled $86,255 as of December 31, 1997. No benefits were pending payment as of December 31, 1998. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                  December 31, 1997


Net assets available for benefits per
the financial statements                              $200,220,153

Less- Amounts allocated to
   withdrawing participants                                (86,255)

Net assets available for benefits per
   the Form 5500 at December 31, 1997                 $200,133,898


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                       Year Ended
                                                       December 31,
                                                         1997

Benefits paid to participants per the
   financial statements                                $15,056,452

Add- Amounts allocated to
   withdrawing participants
   at December 31, 1997                                     86,255

Benefits paid to participants per the
   Form 5500                                           $15,142,707



Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for participants prior to December 31, 1997, but have not yet been paid as of that date.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the Board of Directors of the Company. Merrill Lynch Trust Company (Trustee) is sole trustee of the Plan. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974 (ERISA).

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

3.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of the employer's contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end values, which represent fair values. For the Company Stock Fund, fair value was determined by using the closing price of the securities held as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan. The
Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Effective yields approximated 6.6% for both December 31, 1998 and 1997. Contract value for the Merrill Lynch Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Net appreciation in fair value of investments consists of realized gains on sale of investments and unrealized appreciation of investments.

4.   FEDERAL INCOME TAXES:

The Plan received its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

5.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in equity securities, common/collective trust funds, mutual funds, and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

6.  SUBSEQUENT EVENTS:

On May 19, 1999, Devon Energy Corporation (Devon) and PennzEnergy signed an agreement and plan of merger. PennzEnergy shareholders will receive 0.4475 shares of common stock in a new Devon Energy Corporation for each share of PennzEnergy common stock that they own. The merger is subject to approval by an affirmative vote of the holders of a majority of the outstanding shares of both companies, as well as expiration of applicable regulatory waiting periods and other customary closing conditions. At this time, it is undetermined how the merger will affect the Plan.

                                                                                     SCHEDULE I

                             PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN


                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                              DECEMBER 31, 1998


                                                                                                       Current
Identity of Issue                         Description of Investment                     Cost            Value
---------------------                     -------------------------                   -----------     -----------
EQUITY SECURITIES:
 Common stock-
  PennzEnergy Company <F1>                1,782,367 shares--$.83-1/3 par value       $ 48,293,002    $ 29,073,975
  Pennzoil-Quaker State Company           1,782,367 shares--$.10 par value             46,399,221      26,289,914
  Battle Mountain Gold Company            13,854 shares--$.10 par value                    65,992          56,607
                                                                                     ------------    ------------
   Total equity securities                                                             94,758,215      55,420,496
                                                                                     ------------    ------------
COMMON/COLLECTIVE TRUST FUNDS:
 Merrill Lynch Retirement
    Preservation Trust <F1>               24,754,684 units                             24,754,684      24,754,684
 Merrill Lynch Equity Index Trust <F1>    584,576 units                                23,982,348      49,058,800
                                                                                     ------------    ------------
   Total common/collective trust funds                                                 48,737,032      73,813,484
                                                                                     ------------    ------------
MUTUAL FUNDS:
 Fidelity Advisor Balanced Fund              387,794 units                              6,712,376       7,247,859
 Davis New York Venture Fund               1,072,016 units                             19,692,615      26,811,130
 J.P. Morgan Institutional Bond Fund         226,168 units                              2,241,547       2,252,634
                                                                                     ------------    ------------
        Total mutual funds                                                             28,646,538      36,311,623
                                                                                     ------------    ------------

OTHER ASSETS:
 Cash and Temporary investments                                                           835,138         835,138
 PennzEnergy Company Savings and           Participant loans at interest rates
   Investment Plan <F1>                    ranging from 7.0% to 10.0%                   8,129,131       8,129,131
                                                                                     ------------    ------------
        Total other assets                                                              8,964,269       8,964,269
                                                                                     ------------    ------------

        Total assets held for                                                        $181,106,054    $174,509,872
          investment purposes                                                        ============    ============


<F1>   Represents party in interest.

                                                                             SCHEDULE II

                    PENNZENERGY COMPANY SAVINGS AND INVESTMENT PLAN


                          SCHEDULE OF REPORTABLE TRANSACTIONS

                          (SERIES OF INVESTMENT TRANSACTIONS)

                          FOR THE YEAR ENDED DECEMBER 31, 1998




Identity of Party Involved         Purchase       Selling       Cost of          Net
and Description of Assets         Price <F1>     Price <F1>      Asset       Gain/(Loss)
---------------------------       ----------     ----------     --------      ---------

Pennzoil Company common stock,
 $.83-1/3 par value-
    Purchases (705 transactions) $24,173,338    $     -         $24,173,338   $     -
    Sales (639 transactions)           -          7,575,201       7,625,532      (50,331)

Merrill Lynch Equity Index Trust-
    Purchases (471 transactions)   6,866,496          -           6,866,496         -
    Sales (513 transactions)           -          7,721,277       4,684,035    3,037,242

Merrill Lynch Retirement
 Preservation Trust-
    Purchases (750 transactions)   8,316,082          -           8,316,082         -
    Sales (486 transactions)           -          8,044,264       8,044,264         -

Davis New York Venture Fund
    Purchases (435 transactions)   7,777,969          -           7,777,969         -
    Sales (456 transactions)           -          8,451,105       7,007,796    1,443,309


<F1>   Current value of asset on transaction date is equal to the selling price/purchase price.  Prices are shown net of related expenses.



NOTE: This schedule is a listing of series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZENERGY COMPANY SAVINGS AND
                                 INVESTMENT PLAN



                                 By  S/N  STEPHEN D. CHESEBRO'
                                 Stephen D. Chesebro'
                                 Chairman of the Administrative
                                 Committee


June 29, 1999

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 28, 1999, included herein, into PennzEnergy Company's previously filed Registration Statement on Form S-8 No. 33-51473.


                                        ARTHUR ANDERSEN LLP


Houston, Texas
June 28, 1999